CHEVRON CORPORATION

6001 Bollinger Canyon Road

San Ramon, California 94583

March 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn:	Tim Levenberg, Special Counsel

Karina Dorin, Special Counsel

RE:	Chevron Corporation

Registration Statement on Form S-4

Filed February 26, 2024

File No. 333-277356

Dear Mr. Levenberg and Ms. Dorin:

This letter sets forth the response of Chevron Corporation (the “Registrant”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Registrant on March 18, 2024, with respect to the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Registrant. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Background of the Merger, page 41

1.

You disclose that on October 19, 2023, the Hess board “revisited its prior discussion during its October 6, 2023 meeting concerning the potential benefits and risks of contacting other potential transaction counterparties, and confirmed its view that it would not be in the best interests of Hess and its stockholders to initiate any such outreach.” Revise to clarify, if true, that Hess did not explore a business combination with any entity other than Chevron during 2023.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 42.

2.

We note that in recommending the merger, the Hess board considered in detail “the opportunities and risks of various potential strategic alternatives available to Hess, including the transaction with Chevron [and] other potentially available strategic transactions....” Please identify any “potentially available strategic transactions” or counterparties which were considered as part of this detailed consideration. We also note you disclose that the Chevron merger offered “superior value ... compared with other potential alternative transactions, including the [board’s belief], after analysis and discussion with its financial advisors and Hess management, that the limited number of counterparties who could acquire Hess were unlikely to be willing or able to offer more attractive value to Hess’ stockholders than Chevron....” Expand the discussion to clarify what basis the board had for this belief, including whether it specifically considered any other entities of similar or larger size than Chevron in reaching its conclusion that such potential counterparties would be unwilling to offer more attractive value.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 51.

Regulatory Approvals Required for the Merger, page 77

3.	Please provide updated disclosure regarding the status of the FTC review and the need for any approvals from any Guyanese governmental body, agency, or authority of competent jurisdiction.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 19, 20, 79 and 107.

Stabroek JOA, page 80

4.

Please provide updated disclosure in this section and, as appropriate, in the Risk Factors section, regarding any arbitration or litigation concerning the transaction. In that regard, we note the communication filed by Hess Corporation pursuant to Rule 425 on March 7, 2024 in which Hess discloses that ExxonMobil announced that it is filing for arbitration regarding the applicability of a right of first refusal/pre-emption provision in the Stabroek joint operating agreement.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on pages 29, 32, 38, 81, 82, 83, 84 and 118.

Material U.S. Federal Income Tax Consequences, page 82

5.

We note the Wachtell form of opinion filed as exhibit 8.1 states: “Because this opinion is required to be delivered in connection with the effectiveness of the Registration Statement, there can be no assurance that it will continue to be valid at the Effective Time.” As the discussion of tax consequences in the prospectus relies on the Section 368(a) opinion and the receipt of the opinion appears to be a waivable condition, please have counsel revise its opinion to remove this disclaimer and file an executed opinion of counsel before effectiveness. Please also make clear that you will recirculate and resolicit if the condition is waived and the change in tax consequences is material. See Section III.D.3 of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011).

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 86 and Exhibit 8.1 to Amendment No. 1 has also been revised.

Where You Can Find More Information, page 152

6.

We note Hess Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2023 is incorporated by reference. However, the Form 10-K incorporates information from its proxy statement which has not yet been filed. Prior to requesting acceleration of the effectiveness of this registration statement, please either amend the Form 10-K to include information required by Part III of Form 10-K or file the definitive proxy statement. Please refer to Question 123.01 of Securities Act Forms Compliance and Disclosure Interpretations for guidance.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that Part III of Form 10-K will be included in Hess’ definitive proxy statement, which will be filed with the Commission on Schedule 14A prior to the Registrant submitting a request for acceleration of effectiveness of the Registration Statement.

7.

Please update this section to incorporate by reference Hess Corporation’s Form 8-K filed on March 8, 2024. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, Amendment No. 1 has been revised on page 153.

Annex D, page D-1

8.

We note Chevron Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2023 is included as Annex D. However, the Form 10-K incorporates certain Part III information from its proxy statement which has not been filed. Please revise your registration statement to include all information required by Form S-4 and Part III of Form 10-K, including Items 401, 402, and 404 of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that Part III of Form 10-K will be included in the Registrant’s definitive proxy statement, which will be filed with the Commission on Schedule 14A prior to the Registrant submitting a request for acceleration of effectiveness of the Registration Statement. Such Part III information will be included as Annex E to the Registration Statement prior to submitting a request for acceleration of effectiveness of the Registration Statement.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (925) 842-1000.

* * * * *

Very truly yours,

By:	/s/ Mary A. Francis
Mary A. Francis, Corporate Secretary and Chief Governance Officer

Cc: Kyle Seifried, Esq., of Paul, Weiss, Rifkind, Wharton & Garrison